

November 21, 2017

Mail Stop 4631

<u>Via E-mail</u>
Mr. Henk Derksen
Chief Financial Officer
Belden Inc.
1 North Brentwood Boulevard, 15th Floor
St Louis, Missouri 63105

> **Re: Belden Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **Form 10-Q as of October 1, 2017**
> **Filed on November 6, 2017**
> **File No. 1-12561**

Dear Mr. Derksen:

We have limited our review to only your financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2016</u>

<u>Note 20: Preferred Stock, page 87</u>

1. Please tell us your consideration of the guidance in ASC 470-20 related to your convertible preferred shares. Please ensure your response addresses the sections of the guidance related to beneficial conversion features. Refer to ASC 470-20-25-4 through ASC 470-20-25-7.

Form 10-Q as of October 1, 2017

Note 4: Operating Segments, page 10

2. As noted on page 10, you re-organized the Company around four global business platforms for which each was determined to be its own reportable segment as a result of combining your prior Industrial IT Solutions and Network Security Solutions segments into a new segment called Network Solutions. You further state that the change had no impact to your reporting units for purposes of goodwill impairment testing. In your 2016 Form 10-K, you state that you transferred your audio-video cable and connectors from your Broadcast platform to your Enterprise Solutions platform which also did not have an impact on your reporting units for goodwill impairment testing. We further note that on page 37 of your 2016 Form 10-K, you disclose that you had a total of 12 reporting units which included two reporting units within your Broadcast reportable segment, two reporting units within your Enterprise reportable segment, four reporting units within your Industrial Connectivity Segment, three reporting units within your Industrial IT Segment and one reporting unit in your Network Security Solutions. In your 2015 Form 10-K it appears that the total number of reporting units disclosed was 10 which included three reporting units within your Broadcast reportable segment, one reporting units within your Enterprise reportable segment, four reporting units within your Industrial Connectivity Segment, one reporting unit within your Industrial IT Segment and one reporting unit in your Network Security Solutions. In light of this please help reconcile your disclosures indicating that there was no change that impacted your reporting units for goodwill impairment testing purposes and why the total number of reporting units increased from 10 to 12 reporting units between fiscal years. In that regard, please tell us whether the reorganization or other factors may have contributed to your identification of the number components one level below your operating segments. In doing so, please address whether the Company previously aggregated certain components into reporting units and no longer does; and if so the methodology it used to determine the reallocation of the goodwill to each of the current reporting units. Please tell us how you considered the specific criteria in ASC 350-20-35-33 through ASC 350-20-35-38 and ASC 350-20-35-45.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Al Pavot, at (202) 551-3738 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction